

Mail Stop 3561

May 16, 2008

Via U.S. Mail

Daniel Mendes
President
DRS Inc.
8245 SE 36th Street
Mercer Island, Washington 98040

> **Re: DRS Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed April 30, 2008**
> **File No. 333-148094**

Dear Mr. Mendes,

We have reviewed your responses to the comments in our letter dated April 2, 2008 and have additional comments. Your current disclosure fails to clearly describe the terms of the offering, including the nature of the securities offered and prior transactions involving those securities, to such a fundamental extent that our comments are focused exclusively on addressing this deficiency. We will not further review your disclosure until this deficiency has been addressed because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Your responses to the comments below will assist us in completing the review of the disclosure in your amendment and your previous responses filed on April 30, 2008. Please note that we will continue the review the other aspects of your disclosure after we receive your response to the comments below.

General

1. We note your response to prior comment 1 and have several follow up comments. We note that you have removed the previous Exhibit 10.2 that was the original option agreement and replaced it with the Unanimous Consent of the Board of Directors that approved the change of expiration dates for the related options. Because the board's action appears to create a new security, a new offer and sale to option holders is deemed to have occurred. It is unclear to us, however, whether the offers and sales of the amended options were completed prior to the filing of

your registration statement. Please tell us whether amended option agreements were executed by the holders and tell us the date they were executed.

2. If amended option agreements were signed, please provide us with a copy and file a form of those agreements as an exhibit with your next amendment.

3. If amended option agreements were not signed, please give us a detailed legal analysis of whether the options are legal, binding obligations under the state contract law governing the option agreements.

4. If amended option agreements were not signed, please give us a detailed legal analysis explaining how the offers and sales of the amended options were completed prior to the date of filing the registration statement.

5. In addition, please provide a detailed legal analysis explaining why the sale of the amended options was exempt from registration. Please include citations to the specific rules that you relied upon.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its

full responsibility for the adequacy and accuracy of the disclosure in the filing;
and

- The company may not assert this action as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of
a registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3212 or Jean Yu at (202) 551-3305
if you have questions regarding comments on the financial statements and related matters.
Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3412 with any other
questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Sharon D. Mitchell, Esq.
        via fax: (585) 464-0395